UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 3                      Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*
      Kerr-McGee Corporation
      (Last)                 (First)              (Middle)
      123 Robert S. Kerr Avenue
      (Street)
      Oklahoma City,         Oklahoma                73102
      (City)                 (State)                 (Zip)


2.  Date of Event Requiring Statement
    (Month/Day/Year)
        08/17/99


3.  IRS or Social Security Number of Reporting Person
    (Voluntary)
        N/A


4.  Issuer Name and Ticker or Trading Symbol
       Devon Energy Corporation (DVN)


5.  Relationship of Reporting Person to Issuer
    (Check all applicable)
          Director                        X   10% Owner
    -----                               -----
          Officer (give title above)          Other (specify below)
    -----                               -----


6.  If Amendment, Date of Original
    (Month/Day/Year)


7.  Individual or Joint/Group Filing (Check Applicable Line)
      X   Form filed by One Reporting Person
    -----
          Form filed by More than One Reporting Person
    -----

           Table I -- Non-Derivative Securities Beneficially Owned

1.  Title of Security (Instr. 4)
      Common Stock


2.  Amount of Securities Beneficially Owned (Instr. 4)
      9,954,000 (1)


3.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 5)
      D


4.  Nature of Indirect Beneficial Ownership (Instr. 5)



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
          * If the form is filed by more than one reporting person, see Instruction 5(b)(v).
          (Print or Type Responses)

   Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 4)
      N/A

2.  Date Exercisable and Expiration Date
    (Month/Day/Year)

    Date Exercisable                     Expiration Date


3.  Title and Amount of Securities Underlying Derivative
    Security (Instr. 4)
    Title                     Amount or Number of Shares


4.  Conversion or Exercise Price of Derivative Security


5.  Ownership Form of Derivative Security:  Direct (D) or
    Indirect (I) (Instr. 5)


6.  Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses:

(1) Kerr-McGee acquired these shares of Devon Energy Corporation, formerly Devon Delaware Corporation ("New Devon"), in exchange for, on a one-for-one basis, all of its holdings of common stock of Devon Energy Corporation (Oklahoma), formerly Devon Energy Corporation ("Old Devon"), pursuant to the merger between Old Devon and PennzEnergy Company.

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

    KERR-McGEE CORPORATION

    /s/ John C. Linehan                         August 17, 1999
    -------------------------------             ---------------
    Name:  John C. Linehan                            Date
    Title: Executive Vice President and
           Chief Financial Officer
    **Signature of Reporting Person





















                                                               SEC 1473 (7-97)